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March 28, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0308
ATTN: Larry Spirgel, Assistant Director
      Mail Stop: 3730

     RE: Source Interlink Companies, Inc. (File No. 1-13437) Form 10-K for Fiscal Year Ended January 31, 2005 (filed April 18, 2005) Form 10-Q for Quarter Ended October 31, 2005 (filed December 12, 2005)

Dear Mr. Spirgel:

This letter is written in response to the Staff's letter of comment dated March 8, 2006 (the "Comment Letter") to Mr. Marc Fierman, Chief Financial Officer of Source Interlink Companies, Inc. (the "Company") with respect to the above-captioned reports filed by the Company under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For ease of reference, the responses in this letter have been keyed to the numbers assigned to the individual comments in the Comment Letter.

COMMENT 1:

As previously requested, please provide, in writing, a statement from the company acknowledging that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:

The Company is responsible for the adequacy and accuracy of disclosure contained in its filings with the Securities and Exchange Commission. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT 2:

Please refer to prior comment 10. Please tell us your consideration of the fourth factor listed in paragraph 3 of EITF 99-19. In view of your capacity as Levy Home Entertainment's "sole and exclusive subdistributor... within (your) geographic territory," please tell us how you concluded that

     -    you are the primary obligor in the arrangement with your customers;

     - you have general inventory risk (before customer order is placed or after customer return);

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     -    you have latitude in establishing prices;

     - the amount you earn is not fixed on a per-transaction basis or as a stated percentage of the amount billed to the customers (covered in the arrangement); and

     -    you have discretion in supplier selection.

RESPONSE:

To aid understanding of the Levy Home Entertainment ("LHE") arrangement, we have provided the following description of the general mechanics of our book distribution business:

LHE is our exclusive supplier of book product. We order product from LHE based on retailer orders for book product. LHE distributes the product to us at our distribution center for consolidation with the retailer's magazine order, which is our principle product line, or drop ships the books via third party carrier directly to the retailer as directed by us.

We are responsible for negotiating the price each retailer pays for books, which is generally described as a discount to the publisher set cover price.

Book product is generally sold on a returnable basis. We have the right to return to LHE only that product that LHE can receive credit for.

We bear all inventory risk while the books are in our possession and all credit risk based on the sale to the retailer.

The following analysis of the requirements of EITF 99-19 should be read in conjunction with the above discussion and exhibit 10.62 to our current report on Form 8-K filed with the SEC on May 16, 2005:

Item 4 of paragraph 3 of EITF 99-19: "Reporting Revenue Gross as a Principal versus Net as an Agent" states that if an entity acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis it should report revenue on a net basis.

An agent or broker works in the best interests of the entity for which it is the agent or broker. In our arrangement with LHE, we have retained the right to negotiate prices with retailers, to sell to any and all retailers we see fit (except certain retailers that we are prohibited from selling to under the terms of the agreement), and to purchase any quantities we see fit to distribute to our retailers. Using these rights we have retained, we work in our own best interests, not in the best interests of LHE. We determine what retailers we will sell to and at what prices. Any and all retailers with whom we cannot negotiate acceptable pricing are rejected, regardless of whether the arrangement would be beneficial to LHE.

Therefore we conclude that we do not act as an agent or broker for LHE.

The criteria for gross reporting contained in paragraphs 7-14 of EITF 99-19 apply to the LHE arrangement as follows:

     - THE COMPANY IS THE PRIMARY OBLIGOR IN THE ARRANGEMENT. Our retailers place orders for merchandise with us. It is our responsibility to purchase sufficient quantities of the merchandise to fill their orders.

     - THE COMPANY HAS GENERAL INVENTORY RISK (BEFORE CUSTOMER ORDER IS PLACED OR UPON

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          CUSTOMER RETURN). We receive book purchases from LHE at our distribution center and delivery it to our retail accounts. While the merchandise is in our possession, we have unmitigated general inventory risk. Upon return, we have general inventory risk for hardback inventory until the entire books is physically returned to LHE and for paperback inventory until it is counted and submitted via either front cover or affidavit returns.

     - THE COMPANY HAS LATITUDE IN ESTABLISHING PRICE. We negotiate the prices that retailers pay for merchandise directly with the retailer, these prices can vary from one retailer to another.

     - THE COMPANY CHANGES THE PRODUCT OR PERFORMS PART OF THE SERVICE. We provide in-store merchandising services to the majority of our retailers.

     - THE COMPANY HAS DISCRETION IN SUPPLIER SELECTION. We only have discretion in supplier selection to the extent that LHE is unable or unwilling to provide the merchandise we order.

     - THE COMPANY IS INVOLVED IN THE DETERMINATION OF PRODUCT OR SERVICE SPECIFICATIONS. We work with our retail customers to determine optimum distribution quantities.

     - THE COMPANY HAS PHYSICAL LOSS INVENTORY RISK (AFTER CUSTOMER ORDER OR DURING SHIPPING). We have physical loss inventory risk on orders we instruct LHE to drop ship directly to retailers as well as inventory received in our distribution centers but not yet distributed.

     - THE COMPANY HAS CREDIT RISK. We retain the risk associated with collection of amounts due from retailers.

Given the above analysis, we conclude that gross presentation of sales, less an allowance for estimated returns and costs of sales is appropriate under the guidance of EITF 99-19.

COMMENT 3:

Please refer to prior comment 12. After reviewing you response, we have the following comments.

     -    Please tell us the amount of the publisher and vendor lists assets.

     - Please confirm to us that you have no contracts with the major record labels, film studios, and magazine publishers. Otherwise, please tell us the terms of each contract.

     - Your Form 10-K discloses that your business units face significant competition. We note that the major record labels and film studios are increasingly competing with you for the larger retail chains market and the magazine publishers and printers may enter in the magazine distribution business. It also appears that consumers are increasingly using the Internet to download music and purchase products that you are selling to your customers. Based on these factors, please tell us in more detail how you considered paragraph 11(e) of FAS 142. Please address you consideration of the following:

          - The economic effect of competition and demand for you services and for your publishers and vendors products;

          - Any penalty on your publishers and vendors for terminating their relationship with you; and

          - Any prohibition on your publishers and vendors from selling their products directly to your customers.

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RESPONSE:

As reported in our Form 10-Q for the quarterly period ended October 31, 2005 and filed with the Commission on December 12, 2005, the total amount of our indefinite lived intangible assets, including publisher and vendor lists is $126.1 million.

To aid in the understanding of our determination that our vendor and publisher list assets have an indefinite life, we have provided the following discussion and historical data:

We have long-standing relationships with four major record labels, ten major film studios and the major magazine publishers/national distributors. The relationships with these suppliers are essential to us continuing to provide our retailers with a full-line of home entertainment products. Approximately 82% of the revenue from our CD and DVD segment for the fiscal year ended January 31, 2005 was derived from products obtained from these major record labels and film studios and approximately 90% of the revenue was derived from magazines obtained from the four major magazine publishers/national distributors.

We have established trade and credit terms with our suppliers; however, as common in this industry, we have not historically had contracts with any of our major record labels, film studios or magazine publishers. As such, there are no penalties on vendors or publishers for terminating their relationships with us, nor any prohibition on them from selling their products directly to our customers. Historically, the trade terms with our major record labels, film studios, and magazine publishers have not materially changed.

The major record labels and films studios are increasingly competing with us in the large retail chain market and it is conceivable that magazine publishers may enter into the magazine distribution business. However, there are significant barriers to any major record label, film studio or magazine publisher entering our business. These include the establishment of distribution centers capable of delivering orders to virtually any retailer overnight, the development of information systems capable of tracking retailer inventory and managing returns, and the creation of networks of personnel capable of performing in-store services, such as merchandising, for retailers. In addition, it would not be economically feasible to distribute only one publisher's titles without the other major titles that make up the category and it seems unlikely that other publishers would rely on a rival publisher for distribution services.

Overcoming these barriers would require significant capital investments and the investment of talent by the major record labels, film studios and magazine publishers. Therefore, major record labels and film studios only prefer to establish direct relationships with retailers that have central distribution systems and service networks capable of tracking and managing returns and performing their own in-store service. Many of our suppliers have recognized the importance of their relationships with us to the success of their business. Many of our suppliers have granted us large amounts of credit in recognition of our long-standing relationships with them.

The following analysis under the guidance of paragraph 11 of FAS 142 should be read in conjunction with the above discussion:

     a. THE EXPECTED USE OF THE ASSET BY THE ENTITY. We expect to use the vendor and publisher list assets in our operations until such time as our operations cease or the industry in which we operate changes so drastically as to make the vendors and publishers no longer necessary.

     b. THE EXPECTED USEFUL LIFE OF ANOTHER ASSET OR A GROUP OF ASSETS TO WHICH THE USEFUL

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          LIFE OF THE ASSET MAY RELATE. The publisher and vendor lists are their own group of assets that do not relate to any other assets for which we have determined a definite useful life.

     c. ANY LEGAL, REGULATORY, OR CONTRACTUAL PROVISIONS THAT MAY LIMIT THE USEFUL LIFE. There are no legal, regulatory or contractual provisions that limit the useful lives of the vendor and publisher lists.

     d. ANY LEGAL, REGULATORY, OR CONTRACTUAL PROVISIONS THAT ENABLE RENEWAL OR EXTENSION OF THE ASSET'S LEGAL OR CONTRACTUAL LIFE WITHOUT SUBSTANTIAL COST (PROVIDED THERE IS EVIDENCE TO SUPPORT RENEWAL OR EXTENSION AND RENEWAL OR EXTENSION CAN BE ACCOMPLISHED WITHOUT MATERIAL MODIFICATIONS OF THE EXISTING TERMS AND CONDITIONS). Due to the lack of provisions limiting the useful lives, this item does not apply.

     e. THE EFFECTS OF OBSOLESCENCE, DEMAND, COMPETITION, AND OTHER ECONOMIC FACTORS (SUCH AS THE STABILITY OF THE INDUSTRY, KNOWN TECHNOLOGICAL ADVANCES, LEGISLATIVE ACTION THAT RESULTS IN AN UNCERTAIN OR CHANGING REGULATORY ENVIRONMENT, AND EXPECTED CHANGES IN DISTRIBUTION CHANNELS). Magazine - The magazine industry saw unit and dollar sales increase during the twelve months ended December 31, 2005 versus the same period in 2004. Recent technological advances, such as the Internet, are, as data suggests, not impacting unit sales of magazines. We are not aware of any major retailer that has a direct relationship with magazine publishers. This is largely due to the sheer number of publishers with whom a relationship would have to be established. Therefore, we do not believe that these factors indicate a definite useful life for our publisher list assets.

          CD and DVD - Legitimate and illegal downloading of music and movies over the Internet has impacted the CD and DVD industry. However industry wide CD sales remain flat while DVD unit sales increased for the fiscal year ended January 31, 2006 versus the same period ended January 2005. Recently, we have seen several retailers who currently have direct relationships with the major record labels and film studios express interest in our services. Additionally, our business has seen 24% organic growth in sales over the past four years. Therefore, we do not believe that these factors indicate a definite useful life for our vendor list assets.

     f. THE LEVEL OF MAINTENANCE EXPENDITURES REQUIRED TO OBTAIN THE EXPECTED FUTURE CASH FLOWS FROM THE ASSET (FOR EXAMPLE, A MATERIAL LEVEL OF REQUIRED MAINTENANCE IN RELATION TO THE CARRYING AMOUNT OF THE ASSET MAY SUGGEST A VERY LIMITED USEFUL LIFE). No maintenance expenditures are required to obtain the expected future cash flows from the vendor and publisher list assets.

Given the above factors, we believe that the relationships with our major record labels, film studios and publishers will continue for an indefinite period and that the economic and competitive landscape does not indicate a definite useful life for these assets. Our historical experience supports these conclusions. Therefore, we conclude that the vendor and publisher list assets have an indefinite useful life.

However, in the event that we become aware of the intent of a major record label, film studio or magazine publisher to terminate its relationship with us, or the economic or competitive landscape changes such that a basis for erosion exists we would test the assets for impairment and then estimate a useful life for the affected assets and begin amortizing them over their useful life.

The Company believes that the foregoing is responsive to the Comment Letter and that to the extent adjustments to the Company's disclosure may be desirable, the adjustments are immaterial to an investor's understanding of the Company's business, prospects, results

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of operation and financial condition. Accordingly, the Company does not believe that amendment of its most recently filed Form 10-K and Form 10-Q is required and undertakes to include such adjusted language in future reports.

Sincerely,


/s/ Douglas J. Bates
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Douglas J. Bates, Esq.
General Counsel
Source Interlink Companies, Inc.